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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                          Progress Financial Corporation
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                                (Name of Issuer)


                    Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)


                                    743266108
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                                 (CUSIP Number)


    Sandler O'Neill & Partners Corp., Two World Trade Center -- 104th Floor
        New York, NY 10048 Attn: May F. Della Pietra (212) 466-7800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Page 1 of 6 pages

                       No exhibits are filed herewith.
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                                  SCHEDULE 13D

CUSIP NO. 743266108                                         PAGE 2 OF 6 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Sandler O'Neill & Partners Corp.
    13-3481255
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    / /

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           250,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    250,000
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               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     250,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.6%
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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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         This Amendment No. 4 to Schedule 13D relating to Progress Financial
Corporation is being filed on behalf of the undersigned to further amend the
Schedule 13D filed by 1993 SOP Partners, L.P. dated July 28, 1993, as previously amended (the "Schedule 13D").

ITEM 2.           IDENTITY AND BACKGROUND.

         ITEM 2 OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS
FOLLOWS:

(a) This statement is being filed by Sandler O'Neill & Partners Corp., a New York corporation ("SOP Corp.").

         SOP Corp. is the sole general partner of Sandler O'Neill & Partners, L.P., a Delaware limited partnership ("Sandler O'Neill"), and the sole shareholder of Two Wall Capital Corporation, a New York corporation ("TWCC"). TWCC is the sole general partner of 1993 SOP Partners, L.P., a New York limited partnership ("1993 SOP Partners"). The principal business of each of SOP Corp., TWCC and 1993 SOP Partners is investment. Sandler O'Neill is a registered broker/dealer principally engaged in securities trading and investment banking activities.

         The name and title of each executive officer, director and controlling person of SOP Corp. and TWCC (the "Covered Persons") is set forth below:

         Richard S. Bookbinder                  Director and Vice President
         Mark B. Cohen(1)                       Director and Vice President
         Hanif M. Dahya                         Director and Vice President
         May F. Della Pietra                    Director and Secretary/Treasurer
         Jonathan J. Doyle(1)                   Director and Vice President
         James J. Dunne III                     Director and Vice President
         Marc L. Flaster                        Director and Vice President
         Thomas Glasser(1)                      Director and Vice President
         Paul R. Haklisch(1)                    Director and Vice President
         Ronald A. Herzlinger                   Director and Vice President
         Thomas W. Killian(1)                   Director and Vice President
         Catherine A. Lawton(1)                 Director and Vice President
         T. Joseph Longino, Jr.(1)              Director and Vice President
         Kenneth M. McBrayer                    Director and Vice President
         Thomas F. O'Neill                      Director and Vice President
         Fred D. Price                          Director and Vice President
         Kenneth F. Puglisi(1)                  Director and Vice President
         Christopher Quackenbush                Director and Vice President
         Adam M. Rosmarin(1)                    Director and Vice President
         Frank G. Salvaterra(1)                 Director and Vice President
         Herman S. Sandler                      Director and President
         Bruce E. Simmons(1)                    Director and Vice President
         John B. Thompson II                    Director and Vice President

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(1)      SOP Corp. only.

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(b) The address of the principal offices of each of SOP Corp., Sandler O'Neill,
TWCC and 1993 SOP Partners is Two World Trade Center - 104th Floor, New York, New York 10048. The business address of each of the Covered Persons is Sandler O'Neill & Partners, L.P., Two World Trade Center - 104th Floor, New York, New York 10048.

(c) The present principal occupation or employment of each of the Covered Persons is as a principal of Sandler O'Neill.

(d) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of SOP Corp., Sandler O'Neill, TWCC, 1993 SOP Partners or any of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons is a U.S. citizen.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         ITEM 5(a)-(b) OF THE SCHEDULE 13D IS HEREBY AMENDED IN ITS ENTIRETY TO READ AS FOLLOWS:

(a)-(b) As of March 7, 1997, 1993 SOP Partners beneficially owned an aggregate of 250,000 shares of the Common Stock, consisting of 200,000 shares that 1993 SOP Partners owns of record and 50,000 shares which 1993 SOP Partners has the right to acquire through the exercise of the Warrants. Based upon an aggregate of 3,775,748 shares of Common Stock outstanding as of March 7, 1997, as provided by the Issuer, such shares represent an aggregate of 6.6% of the Common Stock outstanding. Sole voting and dispositive power over such shares is vested in 1993 SOP Partners.

         The number of shares of Common Stock held by Sandler O'Neill in its trading account at any given time can be expected to fluctuate, and, at March 7, 1997, Sandler O'Neill did not own any shares of Common Stock in its trading account. Sole voting and dispositive power over shares held in Sandler O'Neill's trading account is vested in Sandler O'Neill.

         Accordingly, as of March 7, 1997, SOP Corp. may be deemed to beneficially own an aggregate of 250,000 shares of Common Stock, representing 6.6% of the outstanding Common Stock.


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         At March 7, 1997, T. Joseph Longino, Jr. beneficially owned 5,000 shares of Common Stock, representing 0.1% of the outstanding Common Stock. Mr. Longino shares voting and dispositive power over such shares with his wife.

         At March 7, 1997, Kenneth F. Puglisi beneficially owned 4,000 shares of Common Stock, representing 0.1% of the outstanding Common Stock. Mr. Puglisi has sole voting and dispositive power over such shares.

         At March 7, 1997, John B. Thompson II beneficially owned 5,000 shares of Common Stock, representing 0.1% of the outstanding Common Stock. Mr. Thompson shares voting and dispositive power over such shares with his wife.

         Except as set forth above, as of March 7, 1997, none of 1993 SOP Partners, TWCC, SOP Corp., Sandler O'Neill or any of the Covered Persons beneficially owns any other shares of Common Stock.

         ITEM 5(c) OF SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING:

         Since the date of the most recently filed amendment to this Schedule 13D, Sandler O'Neill effected the following transactions in the Common Stock in its investment account in open market transactions: on August 7, 1996, 15,000 shares were sold at a price of $6.00 per share and on August 15, 1996, 30,000 shares were sold at a price of $6.00 per share.

         On October 9, 1996, Mr. Longino purchased 5,000 shares of the Common Stock in an open market transaction at a purchase price of $7.625 per share.

         On November 1, 1996, Mr. Puglisi purchased 4,000 shares of the Common Stock in an open market transaction at a purchase price of $7.75 per share.

         Since the date of the most recently filed amendment to this Schedule 13D, except as noted above and except for transactions in the ordinary course of business in Sandler O'Neill's trading account, no other transactions in the Common Stock were effected by 1993 SOP Partners, TWCC, SOP Corp., Sandler O'Neill or any of the Covered Persons.




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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 1997


                              SANDLER O'NEILL & PARTNERS CORP.

                              By:/s/ Catherine A. Lawton
                                 -----------------------------
                                     Catherine A. Lawton
                                     Vice President




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